UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 16, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

America's Car-Mart, Inc.

File No. 0-14939 - CF#27416

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America's Car-Mart, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed November 17, 2009, as modified by the same contracts refiled with fewer redactions to Forms 8-K/A filed on August 27, 2010 and August 26, 2011.

Based on representations by America's CarMart, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through August 28, 2012
Exhibit 10.2	through August 28, 2012
Exhibit 10.3	through August 28, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel